Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On July 1, 2014, the chief executive officer of Integrys Energy Group, Inc. (“Integrys”) sent the following email to the Integrys employees, enclosing a communication from Gale Klappa, the chief executive officer of Wisconsin Energy Corporation.  Copies of both the email and the attached communication are provided below:

Tuesday, July 1, 2014

Subject:
For information: Greeting from Gale Klappa, CEO Wisconsin Energy Corporation (attached)

Good afternoon,

I am pleased to share the attached communication from Gale Klappa, CEO of Wisconsin Energy Corporation. After last week’s news, I thought it would be helpful if Gale reached out to Integrys employees and I hope you agree.  Gale and I have talked at length about the proposed combination of our two great companies, and I share his enthusiasm for the value and opportunity this creates.

As you can imagine, he and I have a lot more we need to talk about over the coming months.  I intend to spend time with Gale to discuss how our businesses operate, our challenges, our strengths and how we can build the best teams possible to help ensure that the combination of Wisconsin Energy and Integrys is a success for our shareholders, employees and customers. As we move forward during this interim period, we expect to have answers to many of your questions and you can be assured I will communicate with you along the way.

For now we need to focus on taking the steps necessary to obtain required approvals so we can close as planned sometime in 2015.The success of our new company depends on our combined resources  and talents. I appreciate your patience as we move ahead and look forward to sharing more detailed information as we proceed.

Thank you.

/s/ Charlie Schrock signature block

Additional Information and Where to Find It

In connection with the proposed merger between Wisconsin Energy and Integrys, Integrys intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Wisconsin Energy registration statement on Form S-4 that includes a joint proxy statement/prospectus.  Integrys urges investors and shareholders to read the joint proxy statement/prospectus and any other relevant materials when they become available, because they will contain important information.  Investors and shareholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Integrys and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  This document can be obtained free of charge from the sources indicated above.  Information regarding the interests of these participants will be included in the joint proxy statement/prospectus when it becomes available.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Gale E. Klappa Chairman and Chief Executive Officer 231 W. Michigan St. Milwaukee, WI 53203 Phone 414-221-4775 Fax 414-221-4519 E-mail Gale.Klappa@ wisconsinenergy.com

To all Integrys employees --

Two great companies.  Two strong traditions based on safety, customer satisfaction, and shareholder value.

These are the bedrock principles that will guide the new WEC Energy Group, and we hope you look forward to being part of what I believe will be a very bright future.

As we combine our holding companies to create a new Fortune 500 company, we will operate seven utilities serving more than 4.3 million customers across four Midwestern states.  We will have the scale, the scope, and the technical depth to be the leading utility in the region.

As many of you know, our industry is continuing to consolidate.  In the early 1990s, there were 100 investor-owned utility systems in the United States.  Today there are approximately 50.

So as Charlie and I looked out on the horizon, we recognized that the leading utility companies would be bigger--with greater scale and geographic reach.  In short, we saw in this combination a path that would allow us to remain industry leaders for years to come.

I understand that the past week has been a tumultuous time for you and your families.  And undoubtedly, you have lots of questions.  Please know that we will strive to answer all your questions in the weeks and months ahead.

As I write this letter, our legal and regulatory teams are working together to prepare the filings that will request approval for the merger in four states and at the federal level.  We hope to file these documents by late July or early August.  The filings will start a process that could take a year to complete.

In the meantime, I know you will remain committed to delivering truly reliable service and the best customer care... anywhere.

Here’s wishing you and your families a safe and happy 4th of July.

--Gale Klappa

# # #

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as “anticipate”, ”target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof.  There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements.  Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services.  These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate.  By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future.  The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in lntegrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration.  In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC.  Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014.  You can find more information about lntegrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.